

April 5, 2013

<u>Via E-mail</u>
Barry Lefkowitz
Executive Vice President and Chief Financial Officer
Mack-Cali Realty Corporation and Mack-Cali Realty L.P.
343 Thornall Street
Edison, NJ 08837-2206

>   **Re: Mack-Cali Realty Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed February 7, 2013**
>   **File No. 1-13274**
>
>   **Mack-Cali Realty L.P.**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed February 7, 2013**
>   **File No. 333-57103-01**

Dear Mr. Lefkowitz:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments. Please apply the comments noted below to the financial statements of both Mack-Cali Realty Corporation and Mack-Cali Realty L.P.

Form 10-K for fiscal year ended December 31, 2012

Item 15. Exhibits and Financial Statement Schedules, page 73

(a)1. All Financial Statements, page 73

Notes to Consolidated Financial Statements, page 79

2. Significant Accounting Policies, page 79

Investments in Unconsolidated Joint Ventures, page 81

1.   Please tell us and disclose in future periodic filings how the company determines whether
        or not it is the primary beneficiary of a variable interest entity.

13. Commitments and Contingencies, page 110

Other, page 111

2.   We note you entered into a co-development agreement with Ironstate Development, LLC
        in December 2011, wherein major decisions require consent of both parties. Given your
        interests of 85% as well as your ability to reasonably determine that any phase of the
        project is not economically viable, please tell us whether you consolidate the project and
        cite the literature relied upon as the basis for your accounting for the investment. In
        addition, please tell us and disclose in future periodic filings the aggregate estimated
        amount of your capital credit and the amount of development costs incurred through your
        balance sheet date.

17. Segment Reporting, page 119

3.   Please tell us how you complied with paragraph 30b of ASC 280-10-50, or tell us how
        you determined it was not necessary to reconcile net operating income to income from
        continuing operations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filings include the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant